Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of 2023 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) or any adjournment thereof will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC at 9:00 a.m. on Friday, 19 May 2023 for the following purposes:

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.	Resolution Regarding the Plan on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange.

2.	Resolution Regarding the Proposal on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange.

3.

Resolution Regarding the Explanation of Compliance of the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange with the Requirements of Relevant Laws and Regulations.

4.

Resolution Regarding the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange which is Beneficial to the Safeguarding of the Legitimate Rights and Interests of Shareholders and Creditors.

5.	Resolution Regarding the Maintenance of Independence and Sustainable Operation Capability of the Company.

6.	Resolution Regarding the Capability of China Southern Air Logistics Company Limited to Implement Regulated Operation.

7.	Resolution Regarding the Explanation of the Completeness and Compliance Conforming to Statutory Procedures of the Spin-off and Listing and the Validity of Legal Documents Submitted.

8.	Resolution Regarding the Analysis on the Background and Objectives, Commercial Reasonableness, Necessity and Feasibility of the Spin-off and Listing.

9.	Resolution Regarding the Authorisation by the General Meeting to the Board and its Authorised Persons to Deal with Matters Relating to the Spin-off and Listing.

AS ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution as an ordinary resolution:

10.	Resolution Regarding the Unrecovered Losses Amounting to One-third of the Total Paid-up Share Capital.

AS SPECIAL RESOLUTION

To consider and, if thought fit, approve the following resolution as a special resolution:

11.	Resolution Regarding the Proposed Amendments to the Articles of Association.

By order of the Board
China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

4 April 2023

As at the date of this notice, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the EGM

a.

Holders of H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Wednesday, 19 April 2023 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares shall receive a notice separately.

b.	The Directors, Supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.

Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 28 April 2023, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notice of the EGM as Attachment A.

b.

When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/ her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Company’s registrar of H Shares, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at or before 4:30 p.m. on Tuesday, 18 April 2023.

d.	The register of holders of H Shares will be closed from 19 April 2023 to 19 May 2023 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM must be delivered to the registered address of the Company by no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The EGM are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend the meeting shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building,

No. 68 Qixin Road, Baiyun District,

Guangzhou (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Wu

c.	Pursuant to rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.